(A) VF 4-14-04

80

SEC MAIL PROCESSING SECTION
RECEIVED
APR 12 2004
WASH, D.C.
158

SECI ... :OMMISSION
19

04016911

ANNUAL ... REPORT
FORM X-17A-5 (A)
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 44691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tully & Holland, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Washington Street
(No. and Street)

Wellesley (City) Massachusetts (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy W. Tully 781-239-2900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name — *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill, MA (City) 02467 (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy W. Tully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tully & Holland, Incorporated, as of December 31, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

my comm. expires 2/20/09

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☒ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

Note:

No material differences exist between this report and the most recent filing by the Company of Part II of the FOCUS Report with respect to the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.